SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 603380106	13G	Page 2 of 14

1	NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,428,485**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,428,485**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,485**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 3 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,428,485**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,428,485**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,485**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 4 of 14

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,428,485**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,428,485**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,485**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 5 of 14

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,082**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,082**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,082**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 6 of 14

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,082**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,082**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,082**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 7 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,082**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,082**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,082**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G	Page 8 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,548,567**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,548,567**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,567**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Massachusetts business trust (the “Long/Short Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Highland Capital Healthcare Advisors, L.P., a Delaware limited partnership (“Healthcare Advisors”), Highland Capital Healthcare Advisors GP, LLC, a Delaware limited liability company (“Healthcare Advisors GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”).

Brad Ross is the President of Strand XVI and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Long/Short Fund. Highland Services is the sole owner of Healthcare Advisors GP. Healthcare Advisors GP is the general partner of Healthcare Advisors. Healthcare Advisors is the investment advisor to (i) Highland Capital Healthcare Partners (Master), L.P. (“Healthcare Master”), (ii) Sterling Capital Long/Short Healthcare (“Sterling Healthcare”) and (iii) Wilmington Multi-Manager Alternatives Fund (“Wilmington” and collectively with Healthcare Master and Sterling Healthcare, the “Healthcare Funds,” and the Healthcare Funds together with the Long/Short Fund, the “Funds”). This Schedule 13G relates to the Common Stock, Par Value $0.0001 Per Share (the “Common Stock”), of Minerva Neurosciences, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

Minerva Neurosciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1601 Trapelo Road, Suite 284

Waltham, Massachusetts 02451

Item 2(a)	Name of Person Filing.

(1) Highland Long/Short Healthcare Fund

(2) Highland Capital Management Fund Advisors, L.P.

(3) Strand Advisors XVI, Inc.

(4) Highland Capital Healthcare Advisors, L.P.

(5) Highland Capital Healthcare Advisors GP, LLC

(6) Highland Capital Management Services, Inc.

(7) James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1) Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Massachusetts business trust.

(2) Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(3) Strand Advisors XVI, Inc. is a Delaware corporation.

(4) Highland Capital Healthcare Advisors, L.P. is a Delaware limited partnership.

(5) Highland Capital Healthcare Advisors GP, LLC is a Delaware limited liability company.

(6) Highland Capital Management Services, Inc. is a Delaware corporation.

(7) James D. Dondero is a United States citizen

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $0.0001 Per Share

Item 2(e)	CUSIP Number.

603380106

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.53d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.53d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.53d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.53d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Long/Short Fund may be deemed the beneficial owner of 2,428,485 shares of Common Stock that it holds directly. This amount consists of (i) 1,273,470 shares of Common Stock and (ii) 1,155,015 shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants. Highland Fund Advisors, as the investment advisor to the Long/Short Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 2,428,485 shares of Common Stock held by the Long/Short Fund.

Healthcare Advisors, as the investment advisor to the Healthcare Funds, Healthcare Advisors GP, as the general partner of Healthcare Advisors, and Highland Services, as the sole owner of Healthcare Advisors GP, may be deemed the beneficial owners of the 120,082 shares of Common Stock held by the Healthcare Funds. This amount consists of (i) 100,082 shares of Common Stock held by Healthcare Master, which consists of (A) 39,292 shares of Common Stock and (B) and 60,790 shares of Common Stock receivable by Healthcare Master upon exercise of presently held warrants, (ii) 10,000 shares of Common Stock held by Sterling Healthcare and (iii) 10,000 shares of Common Stock held by Wilmington.

Mr. Dondero may be deemed the beneficial owner of the 2,548,567 shares of Common Stock held by the Funds.

(b)	The Long/Short Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 9.4% of the outstanding shares of Common Stock held by the Long/Short Fund. This percentage was determined by dividing 2,428,485, the number of shares of Common Stock held directly by the Long/Short Fund, by the sum of (i) 24,721,143, which is the number of shares of Common Stock outstanding as of October 30, 2015 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 5, 2015, and (ii) 1,155,015, the number of shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants.

Healthcare Advisors, Healthcare Advisors GP and Highland Services may be deemed the beneficial owners of 0.5% of the outstanding shares of Common Stock held by the Healthcare Funds. This percentage was determined by dividing 120,082, the number of shares of Common Stock held directly by the Healthcare Funds, by the sum of (i) 24,721,143, which is the number of shares of Common Stock outstanding as of October 30, 2015 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 5, 2015, and (ii) 60,790, the number of shares of Common Stock receivable by Healthcare Master upon exercise of presently held warrants.

Mr. Dondero may be deemed the beneficial owner of 9.8% of the outstanding Common Stock. This percentage was determined by dividing 2,548,567, the number of shares of Common Stock held directly by the Funds, by the sum of (i) 24,721,143, which is the number of shares of Common Stock outstanding as of October 30, 2015 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 5, 2015, and (ii) 1,215,805, the number of shares of Common Stock receivable by the Funds upon exercise of presently held warrants.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 2,428,485 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 2,428,485 shares of Common Stock held by the Long/Short Fund.

Healthcare Advisors, Healthcare Advisors GP and Highland Services have the shared power to vote and dispose of the 120,082 shares of Common Stock held by the Healthcare Funds.

Mr. Dondero has the the shared power to vote and dispose of the 2,548,567 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 11, 2016, by and among the Long/Short Fund, Highland Fund Advisors, Strand XVI, Healthcare Advisors, Healthcare Advisors GP, Highland Services and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

HIGHLAND FUNDS I, on behalf of its series Highland Long/Short Healthcare Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Assistant Secretary

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.

By: Highland Capital Healthcare Advisors GP, LLC, its general partner

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL HEALTHCARE ADVISORS GP, LLC

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero